UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

Amendment No. 2

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

SEAPEAK LLC

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	98-0454169
(Jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

550 Burrard Street, Suite 2000

Vancouver, British Columbia

Canada, V6C 2K2

(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, representing membership interests	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) to Form 8-A (the “Registration Statement”) is being filed pursuant to Section 12(b) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Seapeak LLC, a Marshall Islands limited liability company (the “Company” or the “Registrant”), as the successor registrant to Teekay LNG Partners L.P., a Marshall Islands limited partnership (the “Partnership”). Effective on February 25, 2022 (the “Effective Time”), the Partnership converted from a Marshall Islands limited partnership to a Marshall Islands limited liability company (the “Conversion”). Concurrently with the Conversion, the Partnership changed its name from “Teekay LNG Partners L.P.” to “Seapeak LLC”. The Conversion is deemed a continuation of the existence of the Partnership in the form of the Company, with the existence of the Company deemed to have commenced on the date the Partnership commenced its existence. Upon the Conversion, all of the rights, privileges and powers of the Partnership, and all property of and all property and debts due to the Partnership, became vested in the Company and the property of the Company. In addition, all rights of creditors and all liens upon any property of the Partnership are preserved unimpaired and all debts, liabilities and duties of the Partnership automatically attach to the Company.

The Company hereby expressly adopts the Registration Statement, as modified by this Amendment, as its own registration statement for all purposes of the Exchange Act and amends the description of its 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series B Preferred Units”), representing membership interests in the Company, found in Item 1 of the Form 8-A originally filed October 23, 2017, to read in its entirety as set forth below. References in this Registration Statement to “Seapeak,” “we,” “our,” “us” or similar terms refer, depending upon the context, to Seapeak LLC and/or any one or more of its subsidiaries. Our Series B Preferred Units will continue to trade on the New York Stock Exchange under the ticker symbol “SEAL PRB.”

Item 1. Description of Registrant’s Securities to be Registered.

The following description of our Series B Preferred Units does not purport to be complete and is subject to, and qualified in its entirety by reference to, our Limited Liability Company Agreement (or our “operating agreement”), which is attached to this Amendment as Exhibit 3.1 and is incorporated herein by reference.

DESCRIPTION OF PREFERRED UNITS

This registration statement of the Company registers our Series B Preferred Units, representing membership interests in the Company. We also have other classes or series of membership interests called common units and 9.00% Series A Cumulative Redeemable Perpetual Preferred Units (or the “Series A Preferred Units”, and together with the Series B Preferred Units, the “Preferred Units”). Our common units are not registered under the U.S. Securities Act of 1933, as amended (or the” Securities Act”), and are not traded on any securities exchange. Our Series A Preferred Units and Series B Preferred Units are registered under the Securities Act and are traded on the New York Stock Exchange.

General

In October 2016, we issued 5,000,000 Series A Preferred Units. In October 2017, we issued 6,800,000 Series B Preferred Units. The number of our Series A Preferred Units and Series B Preferred Units outstanding are provided in our Annual Report on Form 20-F and in the quarterly reports we currently provide on Form 6-K. We may, without notice to or consent of the holders of Preferred Units (the “Preferred Unitholders”), authorize and issue additional Preferred Units and Junior Securities (as defined below). We may authorize and issue Parity Securities (as defined below) and Senior Securities (as defined below), subject to any rights of the Preferred Unitholders described under “—Preferred Unit Voting Rights.”

The Preferred Units entitle the holders thereof to receive cumulative cash distributions when, as and if declared by our board of directors out of any legally available funds for such purpose. Subject to the matters described under “—Liquidation Rights,” each Preferred Unit generally has a fixed liquidation preference of $25.00 per unit plus an amount equal to accumulated and unpaid distributions thereon. See “—Liquidation Rights.”

The Preferred Units represent perpetual equity interests in us and, unlike indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Preferred Units rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

All the Series A Preferred Units and all the Series B Preferred Units, respectively, are represented by a single certificate issued to the Depository Trust Company (the “Securities Depository”) and registered in the name of its nominee and, so long as a Securities Depository has been appointed and is serving, no person acquiring Preferred Units will be entitled to receive a certificate representing such units unless applicable law otherwise requires or the Securities Depository resigns or is no longer eligible to act as such and a successor is not appointed.

The Preferred Units are not convertible into common units or any other of our securities, and the Preferred Units do not have exchange rights and are not entitled or subject to any preemptive or similar rights. The Preferred Units are not subject to mandatory redemption or to any sinking fund requirements. The Series A Preferred Units are currently subject to redemption, from time to time, in whole or in part, at our option and the Series B Preferred Units are subject to redemption, from time to time, in whole or in part, at our option commencing on October 15, 2027. See “—Redemption.”

Ranking

The Preferred Units, with respect to anticipated quarterly distributions, rank:

•

senior to the common units and any other any class or series of equity interest in us which class or series the terms of which do not expressly provide that it ranks senior to or on parity with the Series A Preferred Units or Series B Preferred Units as to current distributions (the “Junior Securities”);

•

on a parity with each other and with any other class or series of equity interest the terms of which are not expressly subordinated or senior to the Series A Preferred Units or Series B Preferred Units as to current distributions (the “Parity Securities”);

•	junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us; and

•

junior to any class or series of equity interest in us which the terms of which expressly provide that it ranks senior to the Series A Preferred Units or Series B Preferred Units as to current distributions (the “Senior Securities”).

Under our operating agreement, we are permitted to issue additional Preferred Units that are deemed to rank junior to the Series A Preferred Units and the Series B Preferred Units from time to time in one or more series without the consent of the Preferred Unitholders. Our board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any units of that series and also to determine the number of units constituting each series of securities. Our ability to issue additional Parity Securities in certain circumstances or Senior Securities is limited as described under “—Preferred Unit Voting Rights.”

Liquidation Rights

The Preferred Unitholders will be entitled, in the event of any liquidation or dissolution of the Company, whether voluntary or involuntary, to receive out of the assets of the Company or proceeds thereof legally available for distribution to our members the liquidation preference of $25.00 per unit in cash plus an amount equal to accumulated and unpaid distributions thereon, and no more, after satisfaction of all liabilities, if any, to our creditors, and before any distribution will be made to the holders of common units.

Preferred Unit Voting Rights

The Preferred Units have no voting rights except as set forth below or as otherwise provided by Republic of Marshall Islands law. In the event that six quarterly distributions, whether consecutive or not, payable on the Preferred Units are in arrears, the Preferred Unitholders will have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, to elect one member of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change. Distributions payable on the Series A Preferred Units or Series B Preferred Units, as applicable, will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent Distribution Payment Date (as defined below) have not been paid on all outstanding Series A Preferred Units or Series B Preferred Units, as applicable. The right of such Preferred Unitholders to elect a member of our board of directors will continue until such time as all distributions accumulated and in arrears on the applicable Preferred Units have been paid in full, or funds for the payment thereof have been declared and set aside, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly distributions as described above. Upon any termination of the right of the Preferred Unitholders and holders of any other Parity Securities to vote as a class for such director, the term of office of such director then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the Preferred Unitholders and holders of any other Parity Securities shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a separate class, our board of directors may not adopt any amendment to our operating agreement that has a material adverse effect on the existing terms of the Series A Preferred Units. Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B Preferred Units, voting as a separate class, our board of directors may not adopt any amendment to our operating agreement that has a material adverse effect on the existing terms of the Series B Preferred Units.

In addition, unless we have received the affirmative vote or consent of Preferred Unitholders holding at least two-thirds of the outstanding Preferred Units, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, we may not:

•	issue any Parity Securities or Senior Securities if the cumulative distributions payable on outstanding Preferred Units are in arrears; or

•	create or issue any Senior Securities

On any matter described above in which the Preferred Unitholders are entitled to vote as a class, such Preferred Unitholders are entitled to one vote per Preferred Unit. The Preferred Units held by us or any of our subsidiaries or affiliates are not entitled to vote.

Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Distributions

General

Preferred Unitholders are entitled to receive, when, as and if declared by our board of directors out of legally available funds for such purpose, cumulative cash distributions.

Distribution Rate

Distributions on the Series A Preferred Units accrue at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series A Preferred Unit. Distributions on the Series B Preferred Units accrue at a rate of 8.50% per annum per $25.00 stated liquidation preference per Series B Preferred Unit. From the date of original issue to, but not including, October 15, 2027 (the “Fixed Rate Period”), distributions on the Series B Preferred Units accrue at a rate of 8.50% per annum per $25.00 stated liquidation preference per Series B Preferred Unit. On and after October 15, 2027 (the “Floating Rate Period”), distributions on the Series B Preferred Units accumulate for each quarterly distribution period (or, for the period from and including October 15, 2027 and ending on and including December 31, 2027) at a percentage of the $25.00 liquidation preference equal to Series B Three-Month LIBOR (as defined in our operating agreement) plus a spread of 624.1 basis points.

Distribution Payment Dates

The “Distribution Payment Dates” for the Preferred Units are each January 15, April 15, July 15 and October 15. Distributions accumulate in each distribution period from and including the preceding Distribution Payment Date to but excluding the applicable Distribution Payment Date for such distribution period, and distributions accrue on accumulated distributions at the applicable distribution rate. If any Distribution Payment Date otherwise would fall on a day that is not a business day, declared distributions will be paid on the immediately succeeding business day without the accumulation of additional distributions. Distributions on the Series A Preferred Units and, during the Fixed Rate Period, the Series B Preferred Units are payable based on a 360-day year consisting of twelve 30-day months. During the Floating Rate Period, distributions on the Series B Preferred Units will be payable based on a 360-day year and the number of days actually elapsed during such distribution period.

Payment of Distributions

Not later than 5:00 p.m., New York City time, on each Distribution Payment Date, we will pay those quarterly distributions, if any, on the Preferred Units that have been declared by our board of directors to the holders of such units as such holders’ names appear on our unit transfer books maintained by our Transfer Agent and Registrar on the applicable date established by our board of directors. The applicable record date is the last business day of the month immediately preceding the applicable Distribution Payment Date, except that in the case of payments of distributions in arrears, the record date with respect to a Distribution Payment Date will be such date as may be designated by our board of directors in accordance with our operating agreement.

So long as the Preferred Units are held of record by the nominee of the Securities Depository, declared distributions will be paid to the Securities Depository in same-day funds on each Distribution Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Preferred Units in accordance with the instructions of such beneficial owners.

No distribution may be declared or paid or set apart for payment on any Junior Securities (other than a distribution payable solely in units of Junior Securities) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Preferred Units and any Parity Securities through the most recent respective distribution payment dates. Accumulated distributions in arrears for any past distribution period may be declared by our board of directors and paid on any date fixed by our board of directors, whether or not a Distribution Payment Date, to Preferred Unitholders on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated distributions in arrears on all outstanding Preferred Units and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated distributions in arrears will be made in order of their respective distribution payment dates, commencing with the earliest. If less than all distributions payable with respect to all Preferred Units and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Preferred Units and any Parity Securities entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Preferred Units at such time. Preferred Unitholders will not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid distributions as described under “—Distributions—Distribution Rate,” no interest or sum of money in lieu of interest will be payable in respect of any distribution payment which may be in arrears on the Preferred Units.

Redemption

Optional Redemption

We may redeem, from time to time, at our option, in whole or in part, the Series A Preferred Units at a redemption price in cash equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Commencing on October 15, 2027, we may redeem, from time to time, at our option, in whole or in part, the Series B Preferred Units at a redemption price in cash equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose. We may undertake multiple partial redemptions.

Redemption Procedures

We will give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any units to be redeemed as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (1) the redemption date, (2) the number of Series A Preferred Units or Series B Preferred Units, as applicable, to be redeemed and, if less than all outstanding Series A Preferred Units or Series B Preferred Units are to be redeemed, the number (and the identification) of units to be redeemed from such holder, (3) the redemption price, (4) the place where the Series A Preferred Units or Series B Preferred Units are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (5) that distributions on the units to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Series A Preferred Units or Series B Preferred Units, as applicable, are to be redeemed, the number of units to be redeemed will be determined by our board of directors, and such units will be redeemed by such method of selection as the Securities Depository shall determine, pro rata or by lot, with adjustments to avoid redemption of fractional units. So long as all Series A Preferred Units or Series B Preferred Units, as applicable, are held of record by the nominee of the Securities Depository, we will give notice, or cause notice to be given, to the Securities Depository of the number of Series A Preferred Units or Series B Preferred Units, as applicable, to be redeemed, and the Securities Depository will determine the number of Series A Preferred Units or Series B Preferred Units to be redeemed from the account of each of its participants holding such units in its participant account. Thereafter, each participant will select the number of units to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series A Preferred Units or Series B Preferred Units, as applicable, for its own account). A participant may determine to redeem Series A Preferred Units or Series B Preferred Units, as applicable, from some beneficial owners (including the participant itself) without redeeming Series A Preferred Units or Series B Preferred Units from the accounts of other beneficial owners.

So long as the Series A Preferred Units or Series B Preferred Units, as applicable, are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series A Preferred Units or Series B Preferred Units, as applicable, as to which notice has been given no later than 5:00 p.m., New York City time, on the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if a certificate representing such units is issued in the name of the Securities Depository or its nominee) of the certificates therefor, if any. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all distributions on such units will cease to accumulate and all rights of holders of such units as our unitholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid distributions through the date fixed for redemption, whether or not declared. We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the units to be redeemed), and the holders of any units so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series A Preferred Units or Series B Preferred Units, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request, after which repayment the holders of the Series A Preferred Units or Series B Preferred Units entitled to such redemption or other payment shall have recourse only to us.

If only a portion of the Series A Preferred Units or Series B Preferred Units, as applicable, represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such units is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such units a new certificate (or adjust the applicable book-entry account) representing the number of Series A Preferred Units or Series B Preferred Units represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Series A Preferred Units or Series B Preferred Units called for redemption until funds sufficient to pay the full redemption price of such units, including all accumulated and unpaid distributions to the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We and our affiliates may from time to time purchase the Series A Preferred Units and Series B Preferred Units, subject to compliance with all applicable securities and other laws. Neither we nor any of our affiliates have any obligation to purchase any Preferred Units.

Notwithstanding the foregoing, in the event that full cumulative distributions on the Series A Preferred Units, Series B Preferred Units and any Parity Securities have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series A Preferred Units, Series B Preferred Units or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Units, Series B Preferred Units and any Parity Securities. Common units and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative distributions on the Series A Preferred Units, Series B Preferred Units and any Parity Securities for all prior and the then-ending distribution periods have been paid or declared and set apart for payment.

Calculation Agent

Our board of directors will appoint a calculation agent for the Series B Preferred Units prior to the commencement of the Series B Floating Rate Period (as defined in our operating agreement). If we are unable to obtain a third-party to serve as calculation agent, Stonepeak or its affiliate may be appointed as the calculation agent.

No Sinking Fund

No Preferred Units have the benefit of any sinking fund.

No Fiduciary Duty

We, our officers and directors, and our members do not owe any fiduciary duties to Preferred Unitholders other than a contractual duty of good faith and fair dealing pursuant to our operating agreement.

Exchange Listing

Our Series A Preferred Units and Series B Preferred Units are listed on the New York Stock Exchange, where they trade under the symbols “SEAL PRA” and “SEAL PRB”, respectively.

THE OPERATING AGREEMENT

The following is a description of certain material terms of our operating agreement. For additional information, we refer you to our operating agreement, which is attached as Exhibit 3.1 to and is incorporated by reference into the Registration Statement, as modified by this Amendment.

Organization and Duration

We were formed with the name “Teekay LNG Partners L.P.” on November 3, 2004 under the Marshall Islands Limited Partnership Act (or the “Marshall Islands Act”). On February 25, 2022, we effected our conversion from a Marshall Islands limited partnership to a Marshall Islands limited liability company and changed our name to “Seapeak LLC”. We have perpetual existence.

Purpose

Our operating agreement provides that we may directly or indirectly engage in business activities approved by our board of directors. Our board of directors has the ability to cause us to engage in activities other than the marine transportation of liquefied natural gas and crude oil, including entering into adjacent markets in the marine energy sector, but may decline to do so free of any fiduciary duty or obligation whatsoever to us or any of our members, including any duty to act in good faith or in the best interests of us or any of our members. Our board of directors owes a contractual duty of good faith and fair dealing to the holders of Preferred Units pursuant to our operating agreement. Our board of directors is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Voting Rights

The following matters require the common unitholder vote specified below. Matters requiring the approval of a “common unit majority” require the approval of a majority of our common units.

Action	Common Unitholder Approval Required

Issuance of additional common units or other membership interests	No approval rights.

Amendment of our operating agreement	Certain amendments may be made by our board of directors without the approval of our common unitholders. Other amendments generally require the approval of a common unit majority. Please read “—Amendment of Our Operating Agreement.”

Merger of the Company or the sale of all or substantially all of our assets	Common unit majority. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution of the Company	Common unit majority. Please read “—Termination and Dissolution.”

Preferred Unitholders have no voting rights, other than the limited voting rights described in “Description of Preferred Units—Preferred Unit Voting Rights.”

Power of Attorney

Each member of the Company grants to us, each of our officers, our board of directors and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to amend, and to make consents and waivers under, our operating agreement.

Capital Contributions

No holder of common units or Preferred Units is obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Except as otherwise provided in the Marshall Islands Act, the debts, obligations and liabilities of a limited liability company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the limited liability company; and no member or manager of a limited liability company shall be obligated personally for such debt, obligation or liability of the limited liability company solely by reason of being a member or acting as a manager of the limited liability company. However, under a limited liability company agreement or under another agreement, a member or manager may agree to be obligated personally for any or all of the debts, obligations and liabilities of the limited liability company.

Under the Marshall Islands Act, a limited liability company shall not make a distribution to a member to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the limited liability company, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specified property of the limited liability company, exceed the fair value of the assets of the limited liability company, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the limited liability company only to the extent that the fair value of that property exceeds that liability. The Marshall Islands Act provides that a member who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited liability company for the amount of the distribution for three years. Under the Marshall Islands Act, an assignee of limited liability company interests who becomes a member of a limited liability company is liable for the obligations of the assignor to make contributions to the limited liability company, except the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a member and that could not be ascertained from the limited liability company agreement and the assignee is not liable to repay improper distributions made to the other assignor by the limited liability company.

Maintenance of limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions.

Limitations on the liability of members for the obligations of equityholders in a limited liability company have not been clearly established in many jurisdictions. If, by virtue of our ownership or control of operating subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our members as a group to approve some amendments to our operating agreement, or to take other action under our operating agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our members could be held personally liable for our obligations under the law of that jurisdiction to the same extent as we are under the circumstances. We intend to operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of our members.

Issuance of Additional Securities

Our operating agreement authorizes us to issue an unlimited number of additional Company securities and rights to buy Company securities for the consideration and on the terms and conditions determined by our board of directors, without the approval of our unitholders, other than the limited approval rights of the Preferred Unitholders described above under “Voting Rights.”

We may fund acquisitions through the issuance of additional common units or other equity securities. In accordance with the Republic of the Marshall Islands law and the provisions of our operating agreement, we may also issue additional Company securities that, as determined by our board of directors, have special voting or other rights to which our common units or Preferred Units are not entitled.

No person will have any preemptive, preferential or other similar right with respect to the issuance of any Company securities unless we grant such rights or similar rights by contract.

Amendment of Our Operating Agreement

General

Amendments to our operating agreement may be proposed only by or with the consent of our board of directors. However, our board of directors has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our members, including any duty to act in good faith or in the best interests of us or our members. In order to adopt a proposed amendment, other than the amendments discussed below, our board of directors must seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of our common unitholders to consider and vote upon the proposed amendment. In addition, holders of Preferred Units must approve certain amendments as described under “—Voting Rights.” Except as we describe below or as otherwise set forth in our operating agreement, or for amendments that require Series A Preferred Unit or Series B Preferred Unit approval or approval of Series A Preferred Units and Series B Preferred Units voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable, an amendment must be approved by a common unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) increase the obligations of any of our members without its consent, unless approved by at least a majority of the type or class or series of units so affected;

(2) change the term of the Company;

(3) provide that the Company is not dissolved upon an election to dissolve the Company by our board of directors that is approved by the holders of a common unit majority; or

(4) give any person the right to dissolve the Company other than our board of directors’ right to dissolve the Company with the approval of the holders of a common unit majority.

The provision of our operating agreement preventing the amendments having the effects described in clauses (1) through (4) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

No Unitholder Approval

Our board of directors may generally make amendments to our operating agreement without the approval of any member of the Company to reflect:

(1) a change in our name or the location of our principal place of business, registered agent or registered office;

(2) the admission, substitution, withdrawal or removal of members in accordance with our operating agreement;

(3) a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited liability company in which the members have limited liability under the laws of any jurisdiction or to ensure that neither we, our operating company nor its subsidiaries will be taxed as entities for Marshall Islands income tax purposes;

(4) an amendment that is necessary, upon the advice of our counsel, to prevent us or our board of directors or our officers, trustees or agents from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional Company securities or rights to acquire Company securities (subject to the limited approval rights of holders of Preferred Units described above under “—Voting Rights”);

(6) any amendment expressly permitted in our operating agreement to be made by our board of directors acting alone;

(7) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of our operating agreement;

(8) any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our operating agreement;

(9) a change in our fiscal year or taxable year and related changes;

(10) certain mergers or conveyances as set forth in our operating agreement; or

(11) any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our board of directors may make amendments to our operating agreement without the approval of any member (subject to the limited approval rights of holders of Preferred Units described under “—Voting Rights”) if our board of directors determines that those amendments:

(1) do not adversely affect our members (or any particular class or series of membership interests) in any material respect;

(2) are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Republic of the Marshall Islands authority;

(3) are necessary or appropriate to facilitate the trading of units of the Company or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading;

(4) are necessary or appropriate for any action taken by our board of directors relating to certain splits or combinations of our units under the provisions of our operating agreement; or

(5) are required to effect the intent of the provisions of our operating agreement or are otherwise contemplated by our operating agreement.

Opinion of Counsel and Unitholder Approval

Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our members if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our operating agreement will become effective without the approval of holders of at least 90% of our outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our members.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class or series of units (other than Preferred Units) in relation to other classes or series of units requires the approval of at least a majority of the type or class of units so affected; provided, however, that any amendment that would have a material adverse effect on the existing terms of the Series A Preferred Units or Series B Preferred Units requires the approval of at least two-thirds of the outstanding Series A Preferred Units or Series B Preferred Units, respectively. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of members whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of us requires the consent of our board of directors, in addition to the approval of a common unit majority. However, our board of directors will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the members, including any duty to act in good faith or in the best interests of us or the members; provided, however, that our board of directors owes a contractual duty of good faith and fair dealing to holders of Preferred Units pursuant to our operating agreement. In addition, our operating agreement generally prohibits our board of directors, without common unitholder approval, from causing us to sell, exchange, or otherwise dispose of all or substantially all of our assets. Our board of directors may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without unitholder approval.

If conditions specified in our operating agreement are satisfied, our board of directors may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the primary purpose of that conversion, merger or conveyance is to effect a change in our legal form into another limited liability entity and the governing instruments of the new entity provide our members with substantially the same or greater rights and no greater obligations as are contained in our operating agreement.

Our unitholders are not entitled to dissenters’ rights of appraisal under our operating agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve upon:

(1) the election of our board of directors to dissolve us, if approved by a common unit majority;

(2) the sale, exchange, or other disposition of all or substantially all of our assets and properties and our subsidiaries; or

(3) the entry of a decree of judicial dissolution of us.

Liquidation and Distribution of Proceeds

Upon our dissolution, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in our operating agreement.

In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, holders of the Series A Preferred Units and Series B Preferred Units will have the right to receive the liquidation preference of $25.00 per unit, plus an amount equal to all accumulated and unpaid distributions thereon to the date of payment, whether or not declared, before any payments are made to holders of our common units or any other securities ranking junior to the Preferred Units with respect to payments of distributions and amounts payable upon any liquidation, dissolution or winding up. The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to members in kind if it determines that a sale would be impractical or would cause undue loss to our members.

Transfer of Common Units and Preferred Units

By transfer of common units or Preferred Units in accordance with our operating agreement, each transferee of common units or Preferred Units automatically is admitted as a member with respect to the common units or Preferred Units transferred when such transfer and admission is reflected in our books and records. Each transferee automatically is deemed to:

•	represent that the transferee has the capacity, power and authority to become bound by our operating agreement;

•	agree to be bound by the terms and conditions of, and to have executed, our operating agreement;

•	grant power of attorney to us, our officers, our board of directors, and any liquidator of us as specified in our operating agreement; and

•	give the consents and approvals contained in our operating agreement.

We are entitled to treat the nominee holder of a common unit or Preferred Unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder. Common units and Preferred Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a member in the Company for the transferred common units.

Until a common unit or Preferred Unit has been transferred on our books, we and our transfer agent may treat the record holder of the unit as the absolute owner of such unit for all purposes, except as otherwise required by law or stock exchange regulations.

Board of Directors

Under our operating agreement, our board of directors has the authority to oversee and direct our operations, policies and management. Our board of directors currently is comprised of five persons. All directors are appointed only by a common unit majority, other than any directors that may be elected by holders of our Preferred Units as described in “Description of Preferred Units—Preferred Unit Voting Rights” (“Preferred Unit Elected Directors”).

Only a common unit majority may remove an appointed board member (other than any Preferred Unit Elected Director), and may so remove an appointed board member with or without cause at any time. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member (other than a Preferred Unit Elected Director), a common unit majority may fill the vacancy.

Meetings; Voting

On matters that are submitted to a vote of common unitholders, each record holder of a common unit may vote according to the holder’s percentage interest in us, although additional membership interests having special voting rights could be issued.

Preferred Unitholders generally have no voting rights. However, Preferred Unitholders have limited voting rights as described above under “—Voting Rights.”

Except as described below regarding a person or group owning 20% or more of any class or series of membership interest then outstanding, members as of the record date will be entitled to notice of, and to vote at, any meetings of our members and to act upon matters for which approvals by the holders of such class or series of membership interests may be solicited.

If authorized by the board of directors, any action that is required or permitted to be taken by our unitholders, or any applicable class or series thereof, may be taken either at a meeting of the applicable unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of our unitholders may be called by our board of directors or by unitholders owning at least 20% of the outstanding units of the class or series for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class, classes or series for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

If at any time any person or group, other than Stonepeak Limestone Holdings LP (Stonepeak) or its affiliates, or a direct or subsequently approved transferee of Stonepeak or its affiliates or a transferee approved by our board of directors, acquires, in the aggregate, beneficial ownership of 20% or more of our membership interests of any class or series then outstanding, that person or group will lose voting rights on all of its membership interests, except for the Preferred Units, and such membership interests may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units and Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and the beneficial owner’s nominee provides otherwise.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units or Preferred Units under our operating agreement will be delivered to the record holder by us or by our transfer agent.

Status as Member

Except as described above under “—Limited Liability,” our common units and Preferred Units will be fully paid, and our unitholders will not be required to make additional contributions. By transfer of common units or Preferred Units in accordance with our operating agreement, each transferee of common units and Preferred Units shall be admitted as a member with respect to the common units or Preferred Units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our operating agreement, in most circumstances we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1) members of our board of directors;

(2) our officers;

(3) Stonepeak and any person who is or was an affiliate of Stonepeak;

(4) any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of the Company or any of our affiliates; provided that such person will not be indemnified by reason of providing, on a fee-for-services basis, trustee fiduciary or custodial services; and

(5) any person designated by our board of directors.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, no member will be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification.

We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our operating agreement.

Reimbursement of Expenses

Our operating agreement allows our board of directors to authorize the reimbursement of expenses (including travel expenses) incurred by members of our board of directors, or of any committee of our board of directors, in the performance of their duties under our operating agreement (including attendance at meetings of the board of directors).

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We intend to furnish or make available to record holders of our common units and Preferred Units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we also intend to furnish or make available summary financial information within 90 days after the close of each quarter.

We intend to furnish each record holder of a unit with information reasonably required for U.S. tax reporting purposes within 90 days after the close of each calendar year. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist the unitholder in determining the unitholder’s U.S. federal and state tax liability and filing obligations, regardless of whether such unitholder supplies us with information.

Right to Inspect Our Books and Records

Our operating agreement provides that a member can, for a purpose reasonably related to the member’s interest as a member, upon reasonable demand and at the member’s own expense, have furnished to the member:

(1) a current list of the name and last known address of each member;

(2) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each member and the date on which each became a member;

(3) copies of our operating agreement, the certificate of conversion, certificate of formation, related amendments and powers of attorney under which they have been executed;

(4) information regarding the status of our business and financial condition; and

(5) any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from the members, other than Stonepeak and its affiliates, trade secrets or other information the disclosure of which our board of directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our operating agreement, we have agreed to register for resale under the Securities Act, and applicable state securities laws any common units or other Company securities proposed to be sold by Stonepeak or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights will continue to be applicable with respect to Stonepeak (and any of its affiliates or assignees) after it ceases to be a member, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the holder to sell all of the Company securities with respect to which it has requested during such two-year period inclusion in a registration statement that has filed or that a registration statement be filed. We are obligated to pay all expenses incidental to the registration, subject to certain exceptions and excluding underwriting discounts and commissions.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between Stonepeak or any of its affiliates, or any member of our board of directors, on the one hand, and us or any of our members, on the other hand. Under our operating agreement, we, our officers and our directors do not owe any fiduciary duties to the Preferred Unitholders other than a contractual duty of good faith and fair dealing pursuant to our operating agreement.

Our affairs are governed by our operating agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited liability company laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Limited Liability Company Act. The Marshall Islands Act also provides that, for non-resident limited liability companies such as us, it is to be applied and construed to make the laws of the Republic of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of certain Republic of the Marshall Islands courts, the non-statutory law of the courts of the State of Delaware is adopted as the law of the Republic of the Marshall Islands. There have been, however, few, if any, court cases in the Republic of the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited liability company statute.

Accordingly, we cannot predict whether Republic of the Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our board of directors under Republic of the Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less developed nature of Republic of the Marshall Islands law, our public unitholders may have more difficulty in protecting their interests in the face of actions by our board of directors or controlling unitholders than would unitholders of a limited liability company organized in the United States.

Whenever a conflict arises between our Stonepeak or its affiliates, or any member of our board of directors, on the one hand, and us or any member, on the other, any resolution will be deemed approved by all members. Our operating agreement contains provisions that modify and restrict our board of directors’ fiduciary duties to our unitholders under Republic of the Marshall Islands law. Our operating agreement also restricts the remedies available to unitholders for actions taken by our board of directors that, without those limitations, might constitute breaches of fiduciary duties.

Our board of directors will not be in breach of its obligations under our operating agreement or its duties to us or the common unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of our board of directors;

•

approved by the vote of a majority of the outstanding common units, excluding any common units owned by Stonepeak or any of its affiliates, although our board of directors is not obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our board of directors may, but is not required to, seek the approval of such resolution from the conflicts committee or from the common unitholders. If our board of directors does not seek approval from the conflicts committee, and the board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any member or the Company, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our operating agreement, our board of directors or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our operating agreement requires someone to act in good faith, it requires that person to reasonably believe that the person is acting in the best interests of the Company, unless the context otherwise requires. The definition of good faith specified above does not apply to the contractual duty of good faith and fair dealing we owe to Preferred Unitholders.

Conflicts of interest could arise in the situations described below, among others.

Our directors and officers and Stonepeak and its other affiliates—which have a controlling interest in us and control the appointment of members of our board of directors—have conflicts of interest and limited or no fiduciary duties, which may permit them to favor their own interests to those of us or our unitholders.

Stonepeak and its affiliates own all of our outstanding common units, which also permits them to appoint and remove all of our directors (other than any Preferred Unit Elected Directors). Neither we nor our directors or officers or Stonepeak owe any fiduciary duties to our Preferred Unitholders, other than an implied contractual duty of good faith and fair dealing pursuant to our operating agreement. Certain of our directors also serve as officers and/or directors of Stonepeak or its other affiliates. Consequently, these directors may encounter situations in which their fiduciary obligations to Stonepeak or its other affiliates, on the one hand, and any obligation to us or our unitholders, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders. These conflicts include, among others, the following situations:

•

neither our operating agreement nor any other agreement requires Stonepeak or its affiliates to pursue a business strategy that favors us or utilizes our assets, and directors and officers of Stonepeak and its other affiliates have fiduciary duties to make decisions in the best interests of the owners of Stonepeak and such other affiliates, which may be contrary to our interests;

•

our board of directors is allowed to take into account the interests of parties other than us, such as Stonepeak and its other affiliates, in resolving conflicts of interest, which has the effect of limiting any obligation to our unitholders;

•

our operating agreement limits the liability and reduces the fiduciary duties and obligations of our directors and officers under the laws of the Republic of the Marshall Islands, while also restricting the remedies available to our unitholders, and unitholders are treated as having agreed to such modified standards and to certain actions that may be taken by our board of directors, all as set forth in our operating agreement;

•	our board of directors controls the enforcement of obligations owed to us by Stonepeak and its other affiliates; and

•	our board of directors decides whether to retain separate counsel, accountants or others to perform services for us, which may be the same firms that provide services to Stonepeak or other affiliates.

Except in limited circumstances, our board of directors, which is appointed by a common unit majority, has the power and authority to conduct our business without member approval.

Our operating agreement provides that members of our board of directors (other than any Preferred Unit Elected Directors) are appointed only by a common unit majority and may be removed, with or without cause, and at any time, by a common unit majority. As a result, Stonepeak and its affiliates, which own all our outstanding common units, are able to control the appointment and removal of members of our board of directors (other than any Preferred Unit Elected Directors) and exercise substantial influence over us.

Under our operating agreement, our board of directors generally has full power and authority to do all things (other than those items that require member approval or with respect to which our board of directors has sought conflicts committee approval) on such terms as it determines to be necessary or appropriate to conduct our business including, among others, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the Company (subject to the limited approval rights of holders of Preferred Units described under “—Voting Rights”), and the incurring of any other obligations;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of Company cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our members;

•

the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any other limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships; the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law; and

•

subject to the prior payment of all quarterly distributions on the Series A Preferred Units and Series B Preferred Units through the most recent applicable distribution payment dates, the purchase, sale or other acquisition or disposition of our securities, or (subject to the limited approval rights of holders of Preferred Units described under “—Voting Rights”) the issuance of additional Company securities and of options, rights, warrants and appreciation rights relating to our securities.

Please read “—Meetings; Voting,” and “—Voting Rights” above for information regarding the voting rights of unitholders.

Unlike the holders of common stock in a corporation, our Preferred Unitholders generally have no voting rights on matters affecting our business and, therefore, limited ability to influence our board of directors’ decisions regarding our business. If Preferred Unitholders are dissatisfied with the performance of our board of directors, they have no ability to remove members of the board (other than any Preferred Unit Elected Directors).

Fiduciary Duties

Our board of directors owes no fiduciary duty to Preferred Unitholders other than a contractual duty of good faith and fair dealing pursuant to our operating agreement. Fiduciary duties owed to our other unitholders by our board of directors may also be prescribed by law and our operating agreement. The Marshall Islands Act provides that Republic of the Marshall Islands limited liability companies may, in their operating agreements, restrict or expand the fiduciary duties owed by the board of directors to the members and the Company to the extent that at law or equity any duties exist.

The following is a summary of:

•	the fiduciary duties standard under the Marshall Islands Act;

•	material modifications of these duties as contained in our operating agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	The Marshall Islands Act, similar to the Delaware Limited Liability Company Act before it was amended in 2013, does not specifically provide that members or managers of limited liability companies have any statutory fiduciary duties. Because the Marshall Islands Act provides that it is to be applied and construed to make it uniform with the Delaware Limited Liability Company Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law or “case law” of the courts of the State of Delaware, it is possible that, in the absence of provisions in the operating agreement to the contrary, a Marshall Islands court looks to Delaware case law to assist in determining whether fiduciary duties apply.

Operating agreement modified standards

Our operating agreement contains provisions that waive or consent to conduct by our board of directors and by Stonepeak and its affiliates that might otherwise raise issues as to compliance with fiduciary duties, if any, under the laws of the Republic of the Marshall Islands. For example, Section 7.16 of our operating agreement provides that whenever any of our directors or officers makes a determination or takes or declines to take any other action, then, unless another express standard is provided for in the operating agreement, such director or officer shall make such determination or take or decline to take such other action in good faith, and in order for a determination or other action to be in “good faith”, the person making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of the Company, unless the context otherwise requires. In addition, whenever a member makes a determination or takes or declines to take any other action, then such member is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Company or any other member, and shall not be required to act in good faith or pursuant to any other standard.

Our operating agreement provides that the board of directors, the officers, Stonepeak and its affiliates, do not owe any fiduciary duties to holders of the Preferred Units other than a contractual duty of good faith and fair dealing.

Our operating agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of common unitholders and that are not approved by the conflicts committee of the board of directors must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•  “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our board of directors does not seek approval from the conflicts committee, and the board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any member or the Company, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

In addition to the other more specific provisions limiting the obligations of our board of directors and our officers, our operating agreement further provides that our officers, directors and other indemnitees will not be liable for monetary damages to us or our members for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the officer, director or indemnitee acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the person’s conduct was criminal.

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited liability company act of Delaware, as such provisions may be amended by an operating agreement of the limited liability company. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of limited liability company agreements and allows the limited liability company agreement to contain terms governing the rights of the unitholders. The rights of our members, including, among others, voting and approval rights and the ability of the Company to issue additional units, are governed by the terms of our operating agreement.

As to remedies of members, the Marshall Islands Act permits a member or an assignee of a limited liability company interest to bring an action in the right of the limited liability company to recover a judgment in its favor if managers or members with authority to do so have refused to bring the action or if an effort to cause those managers or members to bring the action is not likely to succeed.

In order to become one of our members, a common unitholder or Preferred Unitholder agrees to be bound by the provisions in our operating agreement, including the provisions discussed above. The failure of a member or transferee to sign our operating agreement does not render our operating agreement unenforceable against that person.

Under our operating agreement, we must indemnify our officers and directors, Stonepeak and any of its affiliates, and any person designated by our board of directors, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our board of directors or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence. We also must provide this indemnification for a criminal matter unless our board of directors or these other persons acted with knowledge that their conduct was unlawful. Thus, our board of directors could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable. Please read “—Indemnification” above.

CASH DISTRIBUTIONS

Distributions of Available Cash

General

Within approximately 45 days after the end of each quarter, we may distribute up to all of our available cash to common unitholders of record on the applicable record date.

Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our board of directors to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any debt instruments, or other agreements; or

•	provide funds to pay quarterly distributions on, and to make any redemption payments relating to, the Series A Preferred Units and the Series B Preferred Units;

•

plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to members.

Series A Preferred Units and Series B Preferred Units

Please read “Description of Preferred Units—Distributions.”

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our operating agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. Second, holders of Series A Preferred Units and Series B Preferred Units will have the right to receive the liquidation preference of $25.00 per unit, plus an amount equal to all accumulated and unpaid distributions thereon to the date of payment, whether or not declared. We will distribute any remaining proceeds to all common unitholders, on a pro rata basis.

REPUBLIC OF THE MARSHALL ISLANDS TAX CONSIDERATIONS

The following discussion is based upon the current laws of the Republic of the Marshall Islands and is applicable only to persons who are not citizens of, and do not reside in, maintain offices in or carry on business or conduct transactions or operations in the Republic of the Marshall Islands.

Because we and our subsidiaries do not, and assuming that we do not nor will any of our subsidiaries carry on business or conduct transactions or operations in the Republic of the Marshall Islands, under current Republic of the Marshall Islands law holders of our Series A Preferred Units and Series B Preferred Units will not be subject to Republic of the Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to our Preferred Unitholders. In addition, our Preferred Unitholders will not be subject to Republic of the Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of Preferred Units, and they will not be required by the Republic of the Marshall Islands to file a tax return relating to the Preferred Units.

It is the responsibility of each Preferred Unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Republic of the Marshall Islands, of such Preferred Unitholder’s investment in us. Accordingly, each Preferred Unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Preferred Unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of such Preferred Unitholder.

Item 2. Exhibits

Exhibit No.	Description

3.1	Certificate of Conversion (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Report on Form 6-K (File No. 001-32479), filed with the SEC on February 25, 2022).

3.2	Plan of Conversion (incorporated herein by reference to Exhibit 1.2 to the Registrant’s Report on Form 6- K (File No. 001-32479), filed with the SEC on February 25, 2022).

3.3	Limited Liability Company Agreement of Seapeak LLC (incorporated herein by reference to Exhibit 1.4 to the Registrant’s Report on Form 6-K (File No. 001-32479), filed with the SEC on February 25, 2022).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SEAPEAK LLC

Date: March 9, 2022	By:	/s/ Scott Gayton
Scott Gayton
Chief Financial Officer